UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2016

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Results of the Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders held on September 18, 2017, the shareholders of Bioblast Pharma Ltd. (the "Company") approved the sole agenda item as originally proposed. Following the approval, the Company will effect a reverse split of the Company's share capital at the ratio of five to one, so each five ordinary shares, par value NIS 0.01 per share, shall be consolidated into one ordinary share, par value NIS 0.05 (the "Reverse Split"). The Company will advise regarding the effective date of the Reverse Split.

This Report of Foreign Private Issuer on Form 6-K of the Company is incorporated by reference into the registration statement on Form F-3 (File No. 333-206032) and the registration statements on Form S-8 (File No. 333-203114 and 333-210459) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioblast Pharma Ltd.
(Registrant)
By /s/ Fredric Price
Name: Fredric Price
Executive Chairman

Date: September 18, 2017